CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69126

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/2022__ AND ENDING __6/30/2023__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Cresta Westhall LLP___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___17 Saville Row___

(No. and Street)

London	UK	W1S 3PN
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Fulton	44 20 7371 9691	dougfulton@westhall.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Michael Coglianese CPA, P.C.___

(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)
10.20.2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Fulton _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of __Cresta Westhall_____, as of
__6/30_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

AT LONDON on 21-09-2023
Affirmed and subscribed before me,



WENDY YUK WAH SYMON - NOTARY PUBLIC
My commission expires with life
9 Carlos Place London W1K 3AT
44 (0) 20 7499 2605
www.notarypublicinlondon.com
notary@notarypublicinlondon.com

Notary Public

Signature: _____

Title: __DESIGNATED MEMBER_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRESTA WESTHALL LLP

JUNE 30, 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Partners of Cresta Westhall LLP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cresta Westhall LLP as of June 30, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cresta Westhall LLP as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cresta Westhall LLP's management. Our responsibility is to express an opinion on Cresta Westhall LLP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cresta Westhall LLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cresta Westhall LLP's auditor since 2020.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
September 14, 2023

CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS	
Cash & cash equivalents	$ 137,399
Commission receivable	508,759
Deposits held with FINRA	4,997
Prepaid expenses	1,267
Total assets	$ 652,422
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accounts payable	110,280
Partners' Capital	542,142
Total liabilities and partners' capital	$ 652,422

See notes to the financial statement

CRESTA WESTHALL LLP

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC"). FINRA granted the Partnership membership effective June 17, 2013. The Partnership operates under Non-Covered Firm provision of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Partnership will not hold customer funds or safekeep customer securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue recognition
The Partnership enters into arrangements with various independent Funds and earns commissions as a distributor of subscriptions to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement. Fund distribution services represent a single performance obligation and are satisfied at a point in time when an investor makes an investment in a share class of the Funds and on-going commissions are based on net asset values over the investment period.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK individuals or other UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets & liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions are included in current results of operations in the accompanying statement of income.

Current Expected Credit Losses
Accounting Standards Update ("ASU") No. 2016, Financial Instruments - Credit Losses (Topic 326) introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measure at amortized cost, the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent events
These financial statements were approved by management and available for issuance on the date of the Report of Independent Registered Public Accounting Firm. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure and or adjustment.

3. **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Partnership to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Partnership is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2023, the Partnership had net capital, as defined, of $25,891, which exceeded the required minimum net capital of $7,352 by $18,539. Aggregate indebtedness at June 30, 2023 totaled $110,280. The Partnership's percentage of aggregate indebtedness to net capital was 425.94%.

4. **RELATED PARTY TRANSACTIONS**

Pursuant to a management services agreement, effective September 28, 2021, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

5. **CONCENTRATIONS**

The Partnership received 87% of its revenue from 4 customers and the other 13% from other fund managers during the year ended June 30, 2023.